[GRAPHIC OMITTED]
                                   WARRANTECH

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July 29, 2005

Mr. William H. Demarest
Staff Accountant
Securities and Exchange Commission
Mail Stop 4561
450 5th Street, N.W.
Washington, D.C.  20549


Re:      Warrantech Corporation (the "Company")
         Form 8-K ("Prior Form 8-K")
         Filed July 21, 2005

         File No. 0-13084


Dear Mr. Demarest:

                  The following are the Company's responses to your comment letter dated July 22, 2005 which we received on July 28, 2005 (a copy of which is enclosed):

         1. Weinick Sanders Leventhal & Co., LLP ("Weinick") will cease to perform audit services for the Company effective July 31, 2005. Since July 31, 2005 is this Sunday, the Company will be filing a separate Form 8-K on the next business day, Monday, August 1, 2005 (the "New Form 8-K"), to reflect such action.

         2. Pursuant to the requirements of Item 304(a)(1)(i) of Regulation S-K, the Company will include in the New Form 8-K that Weinick has resigned effective July 31, 2005 because it will cease to perform audit services for any publicly held company, and therefore will no longer be able to service the Company.

         3. Pursuant to the requirements of Item 304(a)(1)(iii) of Regulation S-K, the Company will state in the New Form 8-K that on July 21, 2005 since the Company does not have an audit committee, its board of directors, approved the engagement of Raich, Ende & Malter Co. LLP, a certified public accounting firm, to serve as the Company's independent auditors effective August 1, 2005.

                  In addition, the Company hereby acknowledges and agrees to the following:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Prior Form 8-K and the New Form 8-K;

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2200 HIGHWAY 121, SUITE 100, BEDFORD, TX  76021         TEL: 800/544-9510
FAX: 817/785-5538

         o The Staff's comments or the Company's changes to disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

         o The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                  If you have any additional questions or comments, please contact the undersigned at (817) 785-1366.


                                                Very truly yours,
                                                Warrantech Corporation


                                                By: /s/ RICHARD GAVINO
                                                    ----------------------------
                                                    Richard Gavino
                                                    Executive Vice President
                                                    and Chief Financial Officer

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